UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kirby Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

497266106

(CUSIP Number)

C. Berdon Lawrence

P.O. Box 1343
Houston, Texas 77251-1343
(713) 868-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497266106	SCHEDULE 13D	2

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Charles Berdon Lawrence

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 3,498,478 (1)

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 3,500,631

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 4,486,946 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 18.6%

14		TYPE OF REPORTING PERSON

IN

(1) Excludes 2,153 shares held in the Issuer's 401(k) plan, with repect to which Charles Berdon Lawrence does not have voting power.
(2) Includes 78,333 shares the Charles Berdon Lawrence had the right to acquire under currently exercisable stock options.

CUSIP No. 497266106	SCHEDULE 13D	3

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Robert B. Egan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 228,066

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 228,066

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 228,066

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 1.0%

14		TYPE OF REPORTING PERSON

IN

CUSIP No. 497266106	SCHEDULE 13D	4

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Eddy J. Rogers, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 907,982

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 907,982

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 907,982

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 3.8%

14		TYPE OF REPORTING PERSON

IN

CUSIP No. 497266106	SCHEDULE 13D	5

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Elizabeth Rolanette Lawrence

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 679,916

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 679,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 679,916

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock

14		TYPE OF REPORTING PERSON

IN

CUSIP No. 497266106	SCHEDULE 13D	6

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Charles Berdon Lawrence GST Trust I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 223,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	7

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Charles Berdon Lawrence GST Trust II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 223,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	8

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Charles Berdon Lawrence GST Trust III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 223,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	9

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Charles Berdon Lawrence GST Trust IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 223,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	10

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Berdon Lawrence 1999 Retained Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.0%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	11

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Charles Berdon Lawrence, Jr. 1999 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 4,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.0%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	12

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Mark Collin Lawrence 1999 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 4,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.0%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 497266106	SCHEDULE 13D	13

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Patricia New Goeringer 1999 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		Common Stock 0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		Common Stock 0

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		Common Stock 0

WITH
	10	SHARED DISPOSITIVE POWER

Common Stock 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock 4,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock 0.0%

14		TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer.

     This Statement on Schedule 13D/A (“Schedule 13D/A”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on October 22, 1999, by the Reporting Persons (defined below). This Schedule 13D/A relates to the common stock, par value $0.10 per share (the “Common Stock”), of Kirby Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Waugh Dr., Suite 1000, Houston, Texas 77007. All references to “Lawrence” in the previously filed Schedule 13D are hereby changed to “C. Lawrence.” Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

Item 2. Identity and Background

     This Schedule 13D/A is being filed by Charles Berdon Lawrence (“C. Lawrence”), by Robert B. Egan (“Egan”) and Eddy J. Rogers, Jr. (“Rogers”) as Co-Trustees of the Charles Berdon Lawrence GST Trust IV (“Trust IV”) and the Patricia New Goeringer 1999 Trust (PNG 1999 Trust), and by Elizabeth Rolanette Lawrence (“E. Lawrence”) and Rogers as Co-Trustees of the Charles Berdon Lawrence GST Trust I (“Trust I”), the Charles Berdon Lawrence GST Trust II (“Trust II”), the Charles Berdon Lawrence GST Trust III (“Trust III”), the Charles Berdon Lawrence, Jr. 1999 Trust (“CBL 1999 Trust”), and the Mark Collin Lawrence 1999 Trust (“MCL 1999 Trust”). In October 2000, E. Lawrence replaced Egan as Co-Trustee, with Rogers, of Trust I, Trust II and Trust III.

     Trust I, Trust II, Trust III and Trust IV are collectively referred to as the “GST Trusts.” PNG 1999 Trust, CBL 1999 Trust and MCL 1999 Trust are collectively referred to as the “1999 Trusts.” All of the foregoing trusts are collectively referred to in this Schedule 13D/A as the “Trusts.” C. Lawrence, Egan, Rogers, E. Lawrence and the Trusts are sometimes hereinafter collectively referred to as the “Reporting Persons.”

     Collectively, the Reporting Persons own more than 5% of the issued and outstanding Common Stock. The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     Berdon Lawrence 1999 Retained Annuity Trust (the “GRAT Trust”) joins in this filing solely for the purpose of reporting that it is no longer a Reporting Person.

     C. Lawrence’s business address is P.O. Box 1343, Houston, Texas 77251-1343. Currently, C. Lawrence’s primary occupation is that of Chairman of the Board of the Issuer, a position C. Lawrence assumed upon consummation of the transactions by which C. Lawrence acquired the shares of Common Stock necessitating the previously filed Schedule 13D. The Issuer’s principal business is barge transportation services, and its principal executive offices are located at 55 Waugh Dr., Suite 1000, Houston, Texas 77007.

     Egan’s business address is P.O. Box 1343, Houston, Texas 77251-1343. Currently, Egan’s primary occupation is that of a consultant to the Issuer and C. Lawrence.

     Rogers’ business address is 600 Travis Street, Suite 4200, Houston, Texas 77002. Currently, Rogers’ primary occupation is practicing law. Rogers is a partner in the law firm of Andrews & Kurth L.L.P., the principal offices of which are located at 600 Travis Street, Suite 4200, Houston, Texas 77002.

     All of the natural persons identified in this Item 2 are citizens of the United States of America.

     The Trusts are trusts formed under the laws of the State of Texas. The business address of the Trusts is P.O. Box 1343, Houston, Texas 77251-1343.

     During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to the Agreement and Plan of Merger dated July 28, 1999, described in the previously filed Schedule 13D (“Merger Agreement”), following the closing of the transactions described in the Schedule 13D, the Reporting Persons received additional shares of Common Stock as a result of final post-closing adjustments to the merger consideration calculations. On February 29, 2000, the following additional shares of Common Stock were issued in connection with such adjustments for no additional consideration: C. Lawrence was issued 70,190 shares of Common Stock, each of the GST Trusts was issued 4,408 shares of Common Stock and the GRAT Trust was issued 356 shares of Common Stock.

     Following the issuance of the shares described above, the shares of Common Stock owned by the GRAT Trust were distributed. The shares of Common Stock previously owned by the GRAT Trust are now held as follows: 4,285 shares by C. Lawrence, 223 shares by each of the GST Trusts, 4,285 by each of the CBL 1999 Trust and MCL 1999 Trust and 4,284 shares by the PNG 1999 Trust.

     In addition, C. Lawrence has received 100 shares of Common Stock as employee awards and 2,153 shares under the Issuer’s 401(k) Plan, and has received stock options as a participant in the Issuer’s 1994 Employee Stock Option Plan and 2001 Employee Stock Option Plan. Options with respect to 78,333 shares of Common Stock are currently exercisable.

Item 4. Purpose of Transaction

     A new paragraph is added to the end of Item 4, which shall read as follows:

     On February 6, 2003, C. Lawrence established a stock sales plan (“Sales Plan”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which he has instructed his broker, Merrill Lynch, to sell up to 600,000 shares of Common Stock (or approximately 2.5% of the shares of Common Stock currently issued and outstanding). The Sales Plan is designed to allow such a sale over a six-month period. As of March 10, 2003, no shares of Common Stock have been sold under the Sales Plan. C. Lawrence may sell additional shares of Common Stock and establish additional stock sales plans from time to time in the future in connection with his goal of diversifying his investments.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)  As of March 10, 2003, the Reporting Persons beneficially owned an aggregate of 4,486,946 shares of Common Stock (which included 78,333 shares which C. Lawrence had a right to acquire through the exercise of vested stock options), constituting approximately 18.6% of the issued and outstanding shares of Common Stock of the Issuer (including the shares issued to, and underlying options held by, the Reporting

Persons thereunder). The number and percentage of shares beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D/A are:

Reporting Person	Shares

C. Lawrence	4,486,946*
Egan	228,066
Rogers	907,982
E. Lawrence	679,916
Trust I	223,782
Trust II	223,782
Trust III	223,782
Trust IV	223,782
CBL 1999 Trust	4,285
MCL 1999 Trust	4,285
PNG 1999 Trust	4,284

*     Includes 78,333 shares which C. Lawrence has the right to acquire under currently exercisable stock options.

     While C. Lawrence is not a beneficiary under any of the Trusts, under the terms of the instruments pursuant to which the Trusts were created, C. Lawrence does have the right to reacquire the property constituting the principal of the Trusts, including, but not limited to, the shares owned by the Trusts, by substituting property of equal value therefor.

          (b) C. Lawrence has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 3,498,478 shares held directly by him. C. Lawrence does not have the power to vote or to direct the vote, but does have the power to dispose or direct the disposition, of the 2,153 shares held in his account under the Issuer’s 401(k) Plan.

     Given C. Lawrence’s power to reacquire the property constituting the principal of the Trusts, including, but not limited to, the shares of Common Stock owned by the Trusts, C. Lawrence indirectly holds an additional 907,982 shares, but C. Lawrence has no power to vote or direct the vote or dispose or direct the disposition of any of those shares. As the Co-Trustees of the Trusts, Egan, Rogers and E. Lawrence share the power to vote or to direct the vote and the power to dispose or direct the disposition of the shares of Common Stock held by them for the benefit of each of the Trusts of which they are Co-Trustees. C. Lawrence has the power to remove Egan, Rogers and E. Lawrence as Co-Trustees of the Trusts.

          (c) As described in Item 4, above, C. Lawrence has established a Sales Plan in accordance with Rule 10b5-1 which provides for the sale of up to 600,000 shares of Common Stock (or approximately 2.5% of the shares of Common Stock currently issued and outstanding). As of March 10, 2003, no shares of Common Stock have been sold pursuant to the Sales Plan.

          (d) As discussed below in Item 6, the shares held by Egan, Rogers and E. Lawrence as Co-Trustees for the benefit of the GST Trusts and any proceeds that may result from any sales thereof are subject to Pledge and Security Agreements executed by each of the GST Trusts in favor of C. Lawrence to secure repayment of certain indebtedness of the GST Trusts to C. Lawrence (the “Security Agreements”). Under certain circumstances, the Security Agreements could give C. Lawrence the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of such shares.

          (e) As of December 31, 2002, the GRAT Trust ceased to own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The first sentence of the third paragraph of Item 6 is hereby amended to read as follows:

          The shares held by Egan and Rogers, or E. Lawrence and Rogers, as applicable, for the benefit of the GST Trusts and any proceeds that may result from any sales thereof are subject to the Security Agreements.

Item 7. Material to be Filed as Exhibits

          No change.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2003

/s/ Charles Berdon Lawrence

Charles Berdon Lawrence

CHARLES BERDON LAWRENCE GST TRUST I

/s/ Elizabeth Rolanette Lawrence, Co-Trustee

Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE GST TRUST II

/s/ Elizabeth Rolanette Lawrence, Co-Trustee

Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE GST TRUST III

/s/ Elizabeth Rolanette Lawrence, Co-Trustee

Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE, JR. 1999 TRUST

/s/ Elizabeth Rolanette Lawrence, Co-Trustee

Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

MARK COLLIN LAWRENCE 1999 TRUST

/s/ Elizabeth Rolanette Lawrence, Co-Trustee

Elizabeth Rolanette Lawrence, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

CHARLES BERDON LAWRENCE GST TRUST IV

/s/ Robert B. Egan, Co-Trustee

Robert B. Egan, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

PATRICIA NEW GOERINGER 1999 TRUST

/s/ Robert B. Egan, Co-Trustee

Robert B. Egan, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee

BERDON LAWRENCE 1999 RETAINED ANNUITY TRUST

/s/ Robert B. Egan, Co-Trustee

Robert B. Egan, Co-Trustee

/s/ Eddy J. Rogers, Jr., Co-Trustee

Eddy J. Rogers, Jr., Co-Trustee